Exhibit 2.1

AGREEMENT OF SALE AND PURCHASE

FOUNDATION MEDICAL CENTER OF OKLAHOMA CITY, LLC (SELLER),

&

GRAYMARK HEALTHCARE, INC. (BUYER)

PROPERTY: 14000 NORTH PORTLAND AVE., OKLAHOMA CITY, OK

EFFECTIVE DATE: SEPTEMBER 30, 2013

EXHIBIT “A” —	LEGAL DESCRIPTION

EXHIBIT “B” —	ESCROW AGREEMENT

EXHIBIT “C” —	TEMPORARY ACCESS AGREEMENT

EXHIBIT “D” —	INTENTIONALLY DELETED

EXHIBIT “E” —	FORM OF RELEASE

EXHIBIT “F” —	NON-FOREIGN PERSON CERTIFICATION

Schedule 1(b)	List of Equipment

Schedule 1(c)	List of Contract Rights

Schedule 1(f)	List of Licenses and Permits

Schedule 6	Disclosure Materials

AGREEMENT OF SALE AND PURCHASE

THIS AGREEMENT OF SALE AND PURCHASE (this “Agreement”) is made effective as of the 30th day of September, 2013 (the “Effective Date”) by and between FOUNDATION MEDICAL CENTER OF OKLAHOMA CITY, LLC, an Oklahoma limited liability company (the “Seller”), and GRAYMARK HEALTHCARE, INC., an Oklahoma limited liability company, or its assignee or nominee (“Buyer”).

RECITALS:

A. Seller owns in fee simple the certain Real Property (defined below), together with the improvements located thereon and certain fixtures and equipment used in connection therewith;

B. Buyer desires to purchase the Real Property pursuant to the terms herein.

In consideration of the covenants and provisions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Agreement to Sell and Purchase. Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller the Property, subject to and in accordance with the terms and conditions of this Agreement. For the purposes of this Agreement, the term “Property” shall mean and include the following:

(a) All of that certain real property legally described in the attached Exhibit “A”, including, without limitation, the land, buildings, improvements, fixtures (including, without limitation, the sprinkling, plumbing, heating, cooling, ventilating, air conditioning, electrical, lighting and other systems), easements and all other right, title and interest appurtenant and otherwise relating thereto (collectively, the “Real Property”).

(b) To the extent assignable by Seller, all of Seller’s right, title and interest in and to all building tenant leases (the “Leases”), contracts and other agreements incident to the operation of the business conducted on the Real Property, including, without limitation, management contracts, on-site maintenance contracts, janitorial contracts, and leasing commission agreements; all of which are listed on attached Schedule 1(b) (collectively, the “Contract Rights”).

(c) All of Seller’s right, title and interest in and to all preliminary, final and proposed building plans and specifications relating to the Real Property; and all surveys, structural reviews, grading plans, topographical maps, architectural drawings and engineering, soils, seismic, geologic, environmental, and architectural reports, studies, certificates, and similar documents relating to the Real Property (collectively, the “Records and Plans”).

(d) To the extent transferable or assignable by Seller, all of Seller’s right, title and interest in and to all trade names, licenses, permits, certificates of occupancy, approvals, dedications, subdivision maps, and entitlements issued, approved or granted by governmental or quasi-governmental entities or otherwise relating to the Property; and to the extent transferable or assignable by Seller, any and all development rights and other intangible rights, titles, interests, privileges, and appurtenances owned by Seller and used in connection with the Seller’s ownership of the Property; all of which are listed on the attached Schedule 1(d) (collectively, the “Licenses and Permits”).

2. Purchase Price. The purchase price for the Property is Ten Million Five Hundred Eighty-Eight Thousand Two Hundred Thirty-Five Dollars ($10,588,235.00) (the “Purchase Price”), payable by Buyer as follows:

(a) Ten Thousand and 00/100 Dollars ($10,000.00) (the “Initial Deposit”) by wire transfer payable to First American Title Insurance Company (“Escrow Agent”), which sum shall be delivered to Escrow Agent within three (3) business days following the Effective Date. The Initial Deposit shall be held in a segregated interest bearing, federally insured account, by Escrow Agent in accordance with the Escrow Agreement attached hereto as Exhibit “B” (the “Escrow Agreement”) and this Agreement pending consummation of this transaction. Any interest earned on the Deposit (as defined below) shall be paid to Buyer unless Seller shall be entitled to the Deposit by reason of a default by Buyer, in which case such interest shall be paid to Seller. Seller’s Federal Tax I.D. Number is 20-1331221.

(b) Ten Thousand and 00/100 Dollars ($10,000.00) (the “Additional Deposit” and, collectively with the Initial Deposit, the “Deposit”) by wire transfer to the Escrow Agent within three (3) business days following the satisfactory completion of the Due Diligence Period. The Additional Deposit shall be held in the same manner and in accordance with the same conditions as the Initial Deposit pursuant to Section 2(a) hereinabove. Upon satisfactory completion of the Due Diligence Period, the Deposit shall become non-refundable, except in the case of a default by Seller, in which case the Deposit, together with interest thereon, shall be returned to Buyer. Except in the case of the payment of the Deposit to Seller at the Closing in accordance with the terms hereof, Escrow Agent shall not disburse any part of the Deposit without providing five (5) business days prior written notice of such disbursement to both Buyer and Seller.

(c) The balance of the Purchase Price (the Purchase Price minus the Deposit), subject to adjustments pursuant to this Agreement, including, but not limited to, those adjustments set forth in Section 14 of this Agreement, shall be paid to Seller at Closing (as defined below) in cash by wire transfer of immediately available federal funds.

3. Closing. Closing (“Closing”) shall be held on September 30, 2013 (the “Closing Date”); provided, however, Buyer shall have the right to extend the Closing Date for up to (30) calendar days upon written notice to Seller. The Closing shall be an escrow closing with the Escrow Agent acting as the closing escrow agent. It is agreed that the time of Closing and the obligation of Seller to deliver the Deed (as defined below) to Buyer at Closing are of the essence of this Agreement.

4. Title. Buyer has ordered a title insurance commitment (the “Title Commitment”) from Escrow Agent.

(a) The Title Commitment shall be prepared in accordance with the current ALTA Form, or Oklahoma equivalent, with the First American Title Insurance Company (the “Title Company”, agreeing to issue, upon recording of the Deed an ALTA owner’s title insurance policy to Buyer (“Title Policy”), and an ALTA Lender’s title insurance policy, or Oklahoma equivalent, issued to Buyer’s lender(s), if applicable, in the amount of the Purchase Price insuring title to the Real Property to be in the condition called for by this Agreement. Seller shall cause the Escrow Agent at or prior to Closing to down date the Title Commitment to the date and time of the recording of the Deed and provide a “title mark-up” showing the final form of the title insurance policy to be issued, which mark-up shall obligate the Escrow Agent to issue the final title insurance policy in such form. The title mark-up and Title Policy shall be free from the standard requirements and exceptions, to the extent removable in Oklahoma, and shall be subject only to the liens, encumbrances or exceptions reasonably approved by Buyer.

(b) Title Defects. Within five (5) business days of Buyer’s receipt of the latter of the Title Commitment or the Survey (as defined in Section 5 below), but in no event prior to the expiration of the Due Diligence Period, Buyer shall object in writing to any condition of title not satisfactory to Buyer, in Buyer’s sole discretion (hereinafter referred to as a “Title Defect”). Any items to which Buyer does not object within such five (5) business day period shall be deemed to be acceptable to Buyer. If any objection is made, Seller shall have until prior to Closing in which to exercise commercially reasonable efforts to correct such Title Defects. Seller’s commercially reasonable efforts requirement in this paragraph shall, without limitation, obligate Seller to cure any and all monetary liens caused by Seller. If the Title Defect cannot be corrected prior to Closing despite Seller’s commercially reasonable efforts, or as otherwise extended by agreement of Buyer and Seller, Buyer may, at its option (a) declare this Agreement null and void and the Escrow Agent shall promptly return the Deposit, together with all accrued interest, to Buyer, or (b) elect to accept such title as Seller is able to convey and proceed to Closing. If Buyer fails to notify Seller that Buyer is terminating this Agreement pursuant to this Section within five (5) business days after the expiration of the five (5) business day period described above, Buyer shall be deemed to have selected option (b) in the previous sentence.

5. Due Diligence Period. For the purposes of this Agreement “Due Diligence Period” shall the period commencing on the Effective Date and terminating on September 30, 2013. During the Due Diligence Period, Seller shall allow Buyer to conduct its inspection and review of the Property at times convenient to the Seller and Operator. The physical condition and all other aspects of the Property (including appraisal, environmental, leases, economic and entitlements) shall meet the approval of Buyer, in Buyer’s sole judgment and discretion, based upon on-site inspections of the Property, and other investigations and inquiries made by Buyer or Buyer’s representatives during the Due Diligence Period including, but not limited to, a review of the Leases. If Buyer disapproves the condition or any other aspect of the Property or this transaction as the result of such due diligence, for any reason or for no reason at all, Buyer shall notify Seller and the Escrow Agent in writing of such disapproval prior to the termination of the Due Diligence Period, and this Agreement shall thereupon be terminated. In that event, the Earnest Money shall be returned to Buyer and the Escrow Agent shall be authorized to make such disbursements of the Earnest Money without any further joinder or approval of Seller or Buyer. If Buyer does not notify Seller and the Escrow Agent in writing prior to the expiration of the Due Diligence Period that Buyer has disapproved the Property and elected to terminate this Agreement as herein provided, then Buyer shall be deemed conclusively to have waived the right to terminate this Agreement under the provisions of this Section 5. Seller shall cooperate with Buyer to make the Property fully accessible to Buyer and Buyer’s consultants for purposes of Buyer’s inspections and tests during the Due Diligence Period.

6. Disclosure Materials. Seller has previously provided Buyer with the items listed on Schedule 6 attached hereto and incorporated by reference herein that are in Seller’s possession or control. Buyer may request additional information from Seller, and if such additional information is in Seller’s possession, Seller will make its best good-faith efforts to provide such information to Buyer. All materials or information provided by Seller or Operator hereunder are referred to herein as the “Disclosure Materials”. Buyer understands and agrees that the Disclosure Materials and all material incorporating same shall be kept in confidence and shall not be revealed to outside parties other than (i) to the extent such information is otherwise available in the public domain, (ii) to its agents, representatives, lenders, investors, principals, affiliates subject to the confidentiality provisions hereof, or (iii) as otherwise required by law. Should the proposed transaction not be completed, Buyer will immediately return to Seller and Operator all Disclosure Materials previously provided to Buyer.

7. Disclaimer. Buyer agrees that, except as and to the extent provided in the representations and warranties contained in this Agreement and the Deed, Buyer is purchasing the Property in “AS IS”, “WHERE IS”, “WITH ALL FAULTS” condition, and without any other warranties, representations or guarantees, either express or implied, of any kind, nature, or type whatsoever from, or on behalf of, Seller. Without in any way limiting the generality of the immediately preceding sentence, Buyer further acknowledges and agrees that, in entering into this Purchase Agreement and closing the transaction contemplated hereunder, except as set forth in Section 8:

(a) Seller and its affiliates, and their officers, directors, employees and agents, expressly disclaim, have not made and will not make, any warranties or representations, express or implied, with respect to the Property or any portion thereof, the physical condition or repair or disrepair thereof (whether patent or latent), the value, profitability or marketability thereof or the title thereto, or of any of the appurtenances, facilities or equipment thereon.

(b) Seller and its affiliates, and their officers, directors, employees and agents, expressly disclaim, have not made and will not make, any warranties, express or implied, of merchantability, habitability or fitness for a particular use.

(c) Buyer has not relied upon any statement or representation by or on behalf of Seller unless such statement or representation is specifically set forth in this Purchase Agreement.

8. Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows:

(a) Seller is a Oklahoma limited liability company, duly organized and validly existing under the laws of the State of Oklahoma. Seller has complete power and authority to enter into this Purchase Agreement and all other agreements to be executed and delivered by Seller pursuant to the terms and provisions hereof, to perform its obligations hereunder and thereunder, and to consummate the transaction contemplated hereby.

(b) Seller has not received written notice from any governmental authority of any action, suit or proceeding pending or, to the knowledge of Seller, threatened in eminent domain or for condemnation against or affecting the Real Property or any portion thereof or relating to or arising out of the ownership of the Property, in any court or before or by any federal, state, county or municipal department, commission, board, bureau or agency or other governmental instrumentality.

(c) Seller has not granted and/or entered into any of first refusal, right to repurchase or option to purchase the Property with or in favor of any third party, which would or could prevent Seller from consummating the sale of the Property to Buyer pursuant to this Agreement.

(d) No proceeding in bankruptcy has ever been instituted by or against Seller nor has Seller ever made an assignment for the benefit of creditors.

(e) No representation, statement or warranty by Seller contained in this Agreement or in any exhibit or schedule attached hereto contains or will contain any untrue statements or omits or will omit a material fact necessary to make the statement of fact therein recited not misleading.

(f) Neither the execution and delivery of this Agreement, nor compliance with the terms and conditions of this Agreement by Seller, nor the consummation of the sale and conveyance of the Property to Buyer, constitutes or will constitute a violation or breach of the articles of organization of Seller, as the same may have been amended from time to time, or of any agreement or other instrument to which Seller is a party, to which it is subject or by which it is bound.

(g) The execution and delivery of this Agreement have been approved by Seller, and no further action is required on the part of Seller to consummate the transaction contemplated hereby. The person(s) executing this Agreement on behalf of Seller shall have all requisite authority to execute this Agreement, and this Agreement, as executed, is valid, legal and binding upon Seller. There are no proceedings pending or threatened by or against Seller in bankruptcy, insolvency or reorganization in any state or federal court.

(h) There exists no default by Seller or to the best of Seller’s knowledge, Operator under any of the Leases, nor have any written notices of default been sent to any tenants or received by Seller relating to any default which, as of the date hereof, remains uncured or has not been waived, and, to the best knowledge and belief of Seller, there exists no state of facts which, with the giving of notice or lapse of time or both, would constitute a default under the Leases or which has given rise to a current dispute between Seller and the tenants under their respective Leases.

Seller agrees that the truthfulness of each of the foregoing representations and warranties is a condition precedent to the performance by Buyer of its obligations under this Agreement, and that all of the same are for Buyer’s sole benefit and reliance. Upon the breach of any of the representations and warranties set forth in this Section 8 by Seller, Buyer may terminate this Agreement, and, as its sole remedy receive back the Deposit, and Buyer shall have no further obligations hereunder, or Buyer may, at its option, elect to close the purchase of the Property in accordance with the provisions of this Agreement, and waive any rights or remedies which Buyer may have by virtue of the breach of any such representation or warranty. This Section 8 shall survive the Closing for a period of six (6) months.

9. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller as follows:

(a) Buyer is a corporation duly organized and in good standing under the laws of the State of Oklahoma. Buyer has complete power and authority to enter into this Agreement and all other agreements to be executed and delivered by Buyer pursuant to the terms and provisions hereof, to perform its obligations hereunder and thereunder, and to consummate the transaction contemplated hereby.

(b) This Agreement constitutes the legal, valid and binding obligation of Buyer enforceable in accordance with the terms hereof. Neither the execution of this Agreement nor the Closing and the consummation of the transaction contemplated hereby will constitute a violation or breach by Buyer of its organizational documents or any applicable laws.

(c) The consent of any lender or other person or entity to which Buyer has an obligation is not required in connection with the execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby.

(d) No proceeding in bankruptcy has ever been instituted by or against Buyer, nor has Buyer ever made an assignment for the benefit of creditors.

(e) That neither Buyer nor any affiliate of Buyer: (i) is a Blocked Party; (ii) is owned or controlled by, or is acting, directly or indirectly, for or on behalf of any Blocked Party; or (iii) has instigated, negotiated, facilitated, executed or otherwise engaged in this Agreement, directly or indirectly, on behalf of any Blocked Party. Buyer shall immediately notify Seller if any of the foregoing warranties and representations become untrue during the Term. For purposes of this Agreement, “Blocked Party” shall mean any party or nation that (a) is listed on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Asset Control, Department of the U.S. Treasury (“OFAC”) pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 24, 2001) or other similar requirements contained in the rules and regulations of OFAC (the “Order”) or in any enabling legislation or other Executive Orders in respect thereof (the Order and such other rules, regulations, legislation or orders are collectively called the “Orders”) or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Orders (such lists are collectively referred to as the “Lists”); or (b) has been determined by competent authority to be subject to the prohibitions contained in the Orders.

Buyer agrees that the truthfulness of each of the foregoing representations and warranties is a condition precedent to the performance by Seller of its obligations under this Agreement, and that all of the same are for Seller’s sole benefit and reliance. Upon the breach of any of the representations and warranties set forth in this Section 9 by Buyer, Seller may terminate this Agreement whereupon the Deposit shall be disbursed to Seller and Seller shall be deemed to have waived all other rights and remedies that Seller may have by virtue of the breach of any such representation or warranty. This Section 9 shall survive the Closing for a period of six (6) months.

10. Conditions of Buyer’s Obligations. The obligations of Buyer under this Agreement to purchase the Property from Seller is contingent on the satisfaction of the following conditions on or before the Closing (any one of which may be waived in whole or in part by Buyer within each condition’s time period):

(a) At Closing, all of the representations and warranties by Seller set forth in this Agreement shall be true and correct in all material respects as though such representations and warranties were made at and as of Closing.

(b) Seller shall have materially performed and complied with all covenants and agreements contained herein which are to be performed and complied with by Seller at or prior to the Closing.

Unless all of the foregoing conditions contained in this Section 10 are satisfied and completed prior to or at Closing, Buyer, at its election (in its sole discretion), may, either: (i) extend the date for Closing until such conditions are satisfied, provided that such Closing may not be extended by more than thirty (30) calendar days without the written agreement of the Seller; or (ii) terminate this Agreement and have the Deposit refunded together with accrued interest; or (iii) waive in writing the satisfaction of any such condition or conditions, in which event this Agreement shall be read as if such condition or conditions no longer existed.

11. Conditions of Seller’s Obligations. The obligations of Seller under this Agreement contingent on the satisfaction of the following conditions on or before the Closing (any one of which may be waived in whole or in part by Seller within each condition’s time period):

(a) At Closing, all of the representations and warranties by Buyer set forth in this Agreement shall be true and correct in all material respects as though such representations and warranties were made at and as of Closing.

(b) Buyer shall have materially performed and complied with all covenants and agreements contained herein which are to be performed and complied with by Buyer at or prior to the Closing.

Unless all of the foregoing conditions contained in this Section 11 are satisfied and completed prior to or at Closing, Seller, at its election (in its sole discretion), may, either: (i) extend the date for Closing until such conditions are satisfied, provided that such Closing may not be extended by more than thirty (30) calendar days without the written agreement of the Buyer, or (ii) terminate this Agreement and have the Deposit released to Seller together with accrued interest; or (iii) waive in writing the satisfaction of any such condition or conditions, in which event this Agreement shall be read as if such condition or conditions no longer existed.

12. Closing Documents. At the Closing, in addition to the documents required under other sections of this Agreement, Seller shall execute and deliver, as appropriate, the following to Buyer, or Buyer’s designee(s):

(a) A special warranty deed to the Real Property, expressly warranting that the Real Property is good, indefeasible, in fee simple, duly executed and acknowledged by Seller and in proper form for recording, (the “Deed”).

(b) An assignment and assumption of the Leases (“Lease Assignment”) in form satisfactory to the Buyer and Seller duly executed and acknowledged, assigning to Buyer all of Seller’s right, title and interest in and to the Leases with a complete release of Seller and an indemnity in favor of Seller for pre-closing and post-closing liabilities.

(c) A Non-foreign Person Certification in the form attached hereto as Exhibit“F”, as required under Section 1445 of the Internal Revenue Code.

(d) A quitclaim assignment in form and substance mutually satisfactory to Seller and Buyer, duly executed by Seller, assigning to Buyer all of Seller’s right, title and interest in and to the Contract Rights, Licenses and Permits, Records and Plans, Guarantees if any and Warranties and any other permits, licenses, plans, authorizations and approvals relating to ownership of the Property.

(e) A certificate certifying that the representations and warranties of Seller, as set forth in this Agreement, are true and correct in all material respects as of the Closing and shall survive Closing for a period of six (6) months.

(f) An affidavit of title in favor of the Title Company, together with such other affidavits as are reasonably required by Buyer’s title insurer, in the forms used by such title insurance company.

(g) A owner’s policy of title insurance using the most current ALTA Policy Form, or Oklahoma equivalent, or a binding, unconditioned “mark-up” of the Title Commitment, each or either showing title to the Property to be in the condition required by Section 4 hereof.

(h) A Closing Statement accurately setting forth the financial terms of this transaction and a summary of the Purchase Price (the “Closing Statement”).

(i) Such other documents as may be reasonably required to consummate this transaction in accordance with this Agreement.

13. Possession. Possession of the Property shall be given to Buyer at Closing.

14. Prorations and Charges.

(a) The building tenants are currently responsible under the terms of their respective Leases for the payment of all taxes and assessments on the Real Property and such tenants shall remain responsible for all real estate taxes and assessments through the day prior to Closing and after Closing. Buyer and Seller agree that there shall be no proration at Closing for real estate taxes and assessments.

(b) At Closing, Seller shall pay to Buyer all security deposits under the Leases, together with any interest accrued thereon, as well as any other funds paid to Seller by Operator on account of additional rent items not yet due and payable by Seller, such as tax and insurance escrows. Seller shall make such payment in the form of a credit against the Purchase Price in favor of Buyer.

(c) Unless otherwise set forth herein, Buyer and Seller shall each be solely liable for its own costs and expenses (including attorney fees) incurred in connection with the preparation of this Agreement and the preparation for and closing of the contemplated transaction. Buyer will be solely responsible for all costs and expenses relating to its due diligence review of the Property and its financing. Buyer shall be responsible for the cost of recording the Deed. Seller shall be responsible for all transfer taxes assessed in connection with the transactions contemplated herein. Seller and Buyer will each be responsible for one-half of any escrow fees. Seller will be responsible all recording fees, except the recording fees associated with the Deed and those recording fees relating to Buyer’s financing, which shall be the sole responsibility of Buyer). Seller will be solely liable for the title insurance premium required for a standard ALTA title policy, or Oklahoma equivalent, and Buyer will be solely responsible for any premium associated with any endorsements thereto or non-standard title coverage. All costs not specifically allocated herein shall be allocated in accordance with local custom, as advised by the Escrow Agent.

(d) All rights, privileges, income, rents, liabilities, obligations, expenses and costs relating to the assignment and transfer of the Contract Rights, Records and Plans, Guarantees if any and Warranties and Licenses and Permits shall be paid by Seller at Closing.

15. Condemnation; Rezoning; Historic Designation.

(a) If prior to Closing, Seller receives actual notice that any such eminent domain or condemnation proceeding is commenced or any change is made, or proposed to be made to: (i) any portion or all of the Property; (ii) the current means of ingress and egress to the Property; or (iii) to the roads or driveways adjoining the Property, Seller agrees immediately to notify Buyer in writing thereof. Buyer then shall have the right, at Buyer’s option, to terminate this Agreement by giving written notice to Seller prior to Closing. If Buyer elects to terminate this Agreement pursuant to the terms set forth in this Section 15, then the Deposit shall be immediately returned to Buyer together with all accrued interest, Buyer and Seller shall be released from any further liability hereunder and this Agreement shall be null and void. If Buyer does not so terminate this Agreement, Buyer shall proceed to Closing hereunder as if no such proceeding had commenced and will pay Seller the full Purchase Price in accordance with this Agreement, and Seller shall assign to Buyer all of its right, title and interest in and to any compensation for such condemnation. Seller shall not negotiate or settle any claims for compensation prior to Closing, and Buyer shall have the sole right (in the name of Buyer or Seller or both) to negotiate for, to agree to, and to contest all offers and awards.

(b) If, prior to closing, Seller receives actual notice that the Real Property (and/or any improvement located thereon) or any portion thereof is or will be designated as a historic structure or other historic designation, or is threatened, commenced or finalized, or there is a threatened, commenced or finalized rezoning of the Real Property, Seller shall promptly notify Buyer, and Buyer may elect to terminate this Agreement prior to Closing, in which event the Deposit and all accrued interest thereon shall be returned forthwith to Buyer, Buyer and

Seller shall be released from any further liability hereunder and this Agreement shall be null and void. If Buyer does not elect to terminate this Agreement, this Agreement shall remain in full force and effect and at Closing Seller shall assign to Buyer all Seller’s right, title and interest in and to any dollars paid by the governmental authority (if any) in connection with the rezoning of the Real Property or historic designation.

16. Default by Buyer. If Buyer, without the right to do so and in default of its obligations hereunder, fails to complete Closing as to the Property), or if it is discovered prior to Closing that any of the representations and warranties set forth in Section 9 are materially untrue or materially misleading, then Seller shall have the right, as its sole and exclusive remedy for such failure, to either, (i) terminate this Agreement by delivering written notice thereof to Buyer on or before the Closing, whereupon Escrow Agent shall promptly pay over the Deposit to Seller, and the parties shall have no further liability or obligations to each other except as specified herein; or (ii) waive such default and proceed to Closing without any increase in the Purchase Price, or (iii) Seller may exercise any remedies available to it at law or in equity. The parties agree that it would be impracticable and extremely difficult to ascertain the actual damages suffered by Seller as a result of Buyer’s failure to complete the purchase of the Property pursuant to this Agreement, and that under the circumstances existing as of the date of this Agreement, the liquidated damages provided for in this Section represent a reasonable estimate of the damages which Seller will incur as a result of such failure. The parties acknowledge that the payment of such liquidated damages is not intended as a forfeiture or penalty under any legal or equitable theory, but is intended to constitute liquidated damages to Seller.

17. Default by Seller. If Seller defaults in the performance of any obligation contained in this Agreement or, without the right to do so and in default of its obligations hereunder, fails to complete Closing as to the Property, or if it is discovered prior to Closing that any of the representations and warranties set forth in Section 8 are materially untrue or materially misleading, then Buyer shall have the right, as its sole and exclusive remedy for such failure, to either (i) terminate this Purchase Agreement by delivering written notice thereof to Seller, whereupon Escrow Agent shall promptly return the Deposit to Buyer, and Seller shall reimburse Buyer for all reasonable, actual, third party out-of-pocket expenses incurred by Buyer in connection with the transactions contemplated by this Agreement (not to exceed $100,000), and the parties shall have no further liability or obligations to each other except as specified herein; (ii) waive such default and proceed to Closing without any reduction in or setoff against the Purchase Price; or (iii) Buyer may exercise any remedies available to it at law or in equity. The parties agree that it would be impracticable and extremely difficult to ascertain the actual damages suffered by Buyer as a result of Seller’s failure to complete the purchase of the Property pursuant to this Agreement, and that under the circumstances existing as of the date of this Agreement, the liquidated damages provided for in this Section represent a reasonable estimate of the damages which Buyer will incur as a result of such failure. The parties acknowledge that the payment of such liquidated damages is not intended as a forfeiture or penalty under any legal or equitable theory, but is intended to constitute liquidated damages to Buyer.

18. Risk of Loss. Seller shall bear the risk of all loss or damage to the Property from all causes until Closing. If at any time prior to Closing any portion of the Property is destroyed or damaged as a result of fire or any other casualty whatsoever, Seller shall promptly give written notice thereof to Buyer and Buyer shall have the right: (i) to terminate this Agreement by written notice to Seller, whereupon Escrow Agent shall return the Deposit (with any accrued interest) to Buyer, and thereafter this Agreement shall be void and neither party shall have any further rights or obligations hereunder except as specified herein; or (ii) to proceed with this Agreement and to notify Seller that, at Buyer’s sole option, Seller either shall: (A) use any available insurance proceeds to restore the Property prior to Closing to its condition as of the Effective Date; or (B) in lieu of restoration, prior to Closing, clear the site of debris and deposit all remaining insurance proceeds in escrow with Escrow Agent and such funds, together with interest thereon, shall be disbursed to Buyer at Closing. All unpaid claims and rights in connection with any such losses shall be assigned to Buyer at Closing without in any manner affecting the Purchase Price.

19. Brokerage. Buyer represents and warrants to Seller and Seller represents and warrants to Buyer that each dealt with no broker, agent, finder or other intermediary in connection with this sale and purchase. Buyer and Seller hereby agree to indemnify and hold each other harmless from and against any and all claims, liabilities, costs and expenses, including, without limitation, reasonable attorneys’ fees, incurred as a result of any claims that may be made against either party by any person claiming a commission, brokerage fee or other compensation in consequence of the transaction evidenced by this Agreement.

20. Operation of the Property Prior to Closing. Prior to Closing:

(a) Seller shall comply with all of the obligations of landlord under the Leases and all other agreements and contractual arrangements affecting the Property by which Seller is bound.

(b) Seller shall promptly notify Buyer of Seller’s receipt of any notice from the building tenants alleging that Seller is in default of its obligations under any of the Leases or any permit or agreement to which Seller is a party, affecting the Property, or any portion or portions thereof.

(c) From and after the expiration of the Due Diligence Period, no contract for or on behalf of or affecting the Property shall be negotiated or entered into by Seller which cannot be terminated by Seller prior to Closing without charge, cost, penalty or premium.

(d) From and after the expiration of the Due Diligence Period until Closing, Seller shall maintain the Contract Rights, Records and Plans, Guarantees if any and Warranties, and Licenses and Permits in full force and effect as applicable and shall not terminate, modify or waive any provision thereof. Seller shall not enter into any new contracts or agreements relating to the Property without Buyer’s prior written consent.

21. Notice. All notices, requests and other communications under this Agreement shall be in writing and shall be delivered: (i) in person; or (ii) by registered or certified mail, return receipt requested; or (iii) by recognized overnight delivery service providing positive tracking of items (for example, Federal Express); or (iv) by facsimile transmission (so long as one of methods (i), (ii) or (iii) are simultaneously utilized) addressed as follows or at such other address of which Seller or Buyer shall have given notice as herein provided:

If intended for Seller:

Foundation Medical Center of Oklahoma City, LLC

14000 N. Portland Ave., Suite 203

Oklahoma City, OK 73134

Attn: Robert M. Byers

Fax: 405-608-1802

If intended for Buyer:

Graymark Healthcare, Inc.

204 N. Robinson, Floor 4

Oklahoma City, OK 73102

Attn: Stanton Nelson, CEO

Fax: 405-601-4550

All such notices, requests and other communications shall be deemed to have been sufficiently given for all purposes hereof only upon receipt by the party to whom such notice is sent. Notices by the parties may be given on their behalf by their respective attorneys.

22. Indemnities; Waiver and Release.

(a) Seller Indemnification. Seller agrees to indemnify and hold harmless Buyer from and against, and to reimburse Buyer with respect to any and all claims, demands, causes of action, losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and court costs) asserted against or incurred by Buyer by reason of or arising out of a breach of any representation, warranty or covenant of Seller set forth in this Agreement. Subject to the provisions of the Lease Assignment, the foregoing shall survive the Closing for a period of six (6) months.

(b) Buyer Indemnification. Buyer agrees to indemnify and hold harmless Seller from and against, and to reimburse Seller with respect to any and all claims, demands, causes of action, losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and court costs) asserted against or incurred by Seller by reason of or arising out of a breach of any representation, warranty or covenant of Buyer set forth in this Agreement. The foregoing shall survive the Closing for a period of six (6) months.

(c) Mutual Waiver and Release. Buyer and Seller, on behalf of their respective affiliates, successors, assigns, heirs, representatives, agents, independent contractors, and officers, hereby waive, release, and discharge each other, Operator and each of their respective affiliates, successors, assigns, heirs, representatives, insurers, attorneys, agents, independent contractors, and officers of and from all claims, counterclaims, expenses, attorney’s fees, obligations, and liability of any kind whatsoever, whether such claims were asserted or may have been asserted, whether presently known or unknown, including, but not limited to claims arising out of or relating to their relationship to each other prior to the Closing of this transaction, including, without limitation, their landlord/tenant relationship, and any actions or omissions, or alleged breach of contract arising between them prior to the date of this Agreement, and further including, but not limited to, any claims which were asserted or which may have been asserted by and between the parties prior to Closing. Notwithstanding this waiver and release, the parties retain their rights to enforce the terms of this Agreement.

23. Further Assurances. After Closing, at Buyer’s sole cost and expense, Seller shall execute, acknowledge and deliver, for no further consideration, all assignments, transfers, deeds and other documents as Buyer may reasonably request to vest in Buyer and perfect Buyer’s right, title and interest in and to the Property.

24. Like Kind Exchanges. Buyer or Seller may elect to exchange the Property for other real estate of a like kind in accordance with Section 1031 of the Internal Revenue Code of 1986 as amended (the “Code”). To the extent possible, the provisions of this Section shall be interpreted consistently with this intent. To exercise any rights under this Section, the party electing to exchange the Property shall provide the other with a written statement stating its intent to enter into an exchange at least five days prior to Closing. Either party’s election to exchange, rather than sell or buy, the Property for other real estate of a like kind shall be at no cost or liability to the other.

25. Miscellaneous.

(a) The “captions” or “headings” in this Agreement are inserted for convenience of reference only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

(b) Neither Buyer nor Seller shall assign this Agreement or any interest therein without the prior written consent of the other party which consent may be withheld in the other party’s sole discretion, except however, Buyer shall have the right to assign this Agreement, in whole or in part, to Physicians Realty, L.P. or an affiliate thereof, by providing written notice to Seller no later than five (5) business days prior to Closing; provided, however, that no such assignment will relieve Buyer from any of its duties or obligations under this Agreement.

(c) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.

(d) This Agreement, including the exhibits attached hereto, contains the entire agreement as to the Property between Seller and Buyer; and there are no other terms, obligations, covenants, representations, statements or conditions, oral or otherwise, of any kind whatsoever concerning this sale and purchase. This Agreement shall not be altered, amended, changed or modified except in writing executed by the parties hereto.

(e) This Agreement shall be construed in accordance with the internal laws of the State of Oklahoma, without giving effect to its conflicts of laws provisions.

(f) All parties to this Agreement having participated fully and equally in the negotiation and preparation hereof, this Agreement shall not be more strictly construed, or any ambiguities within this Agreement resolved, against either party hereto. It is the intent of Buyer and Seller that this Agreement be binding on both parties and not illusory. Thus, wherever this Agreement grants Buyer or Seller discretion, which might otherwise make this Agreement illusory, the party exercising its discretion must act reasonably according to commercial standards.

(g) Time is of the essence of this Agreement and Buyer and Seller hereby agree that the times provided for in this contract are reasonable times for each party to complete its respective obligations.

(h) This Agreement may be executed or amended in counterparts, all of which taken together shall constitute one and the same instrument.

(i) If any of the terms or conditions contained herein shall be declared to be invalid or unenforceable by a court of competent jurisdiction, then the remaining provisions and conditions of this Agreement, or the application of such to persons or circumstances other than those to which it is declared invalid or unenforceable, shall not be affected thereby and shall remain in full force and effect and shall be valid and enforceable to the full extent permitted by law.

(j) After the Closing, at the request of Buyer and at Buyer’s expense, Seller shall make available to Buyer the historical financial information in Seller’s possession regarding the operation of the Property to the extent required by Buyer in order to prepare stand-alone audited financial statements for such operations in accordance with generally accepted accounting principles, as of the end of fiscal year 2012, and any required subsequent date or period, and to cooperate (at Buyer’s expense) with Buyer and any auditor engaged by Buyer for such purpose.

26. Non-Disclosure. Seller and Buyer each agree that it will not issue any press release, advertisement or other public communication with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party except to the extent required by law, which consent shall not be unreasonably withheld, conditioned or delayed. Seller and Buyer hereby agree to indemnify and hold harmless the other party in the event that either party fails to comply with the terms and conditions of this Section 26. The provisions of this Section 26 shall survive the Closing or any termination of this Agreement

27. Attorneys’ Fees. In connection with any disputes or actions arising out of the transactions contemplated by this Agreement, or the breach, enforcement or interpretation of this Agreement, the prevailing party shall be entitled to recover, from the party not prevailing, all reasonable out of pocket costs and attorney, paralegal and expert fees incurred by the prevailing party before trial, at trial, at retrial, on appeal, at all hearings and rehearings, and in all administrative, bankruptcy and reorganization proceedings.

28. Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS PURCHASE AGREEMENT OR ANY OTHER DOCUMENTS EXECUTED IN CONNECTION HEREWITH, OR IN RESPECT OF ANY COURSE OF CONDUCT, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT.

(Signatures contained on following pages.)

IN WITNESS WHEREOF, intending to be legally bound, the parties have caused this Agreement to be duly executed, under seal.

SELLER: FOUNDATION MEDICAL CENTER OF OKLAHOMA CITY, LLC

By:	/s/ ROBERT M. BYERS
Robert M. Byers, Manager

Date: 9/30/2013

BUYER

GRAYMARK HEALTHCARE, INC.

By:	/s/ STANTON NELSON
Stanton Nelson, CEO

Date: 9/30/2013